Exhibit 99.4

8/11/2010
To

Yoav Kimchy, Ph.D.
CTO, Check-Cap Ltd.

Statement of Opinion

This is a professional statement of opinion related to the assessment of the radiation dose and the health risks to patients undergoing imaging of the colon by a special procedure involving exposure of the colon (and other organs) to gamma and X-rays. The radiation is emitted by a device carrying a sealed radioactive source (191Os) passing through the GI tract.

The proposed device (developed by Check Cap) is designed to be ingested and travel through the GI tract naturally while the patient continues eating normally. The radiation source is surrounded by a 2 mm thick tungsten cylindrical collimator limiting the radiation beam to specific times and tissue areas. The scanning method is based on Compton backscattering imaging technology.

The radiation source is sealed in a capsule swallowed by the patient. The capsule travels painlessly through the GI tract, seeking polyps, the precursors of colorectal cancer. During the passage of the capsule in the GI tract, it transmits information to a wrist worn data-recording unit. After the capsule is expelled, the data from the recording unit is downloaded to a computer where dedicated software analyses the information.

The potential patients are men and women aged 50 or more who participate in a screening program for early detection of colorectal cancer.

The principles and the general features of the imaging method are reviewed. The physical parameters and characteristics of the sealed radiation source (the activity and size, the X and gamma ray spectrum emitted, etc.) are described. The dose computing method is reviewed and explained and the equivalent dose to the colon and other organs and the whole body effective dose are calculated. The results indicate that the tissue expected to get the highest exposure is the colon wall. Other tissues that will be exposed include the small intestine, the stomach, the esophagus and organs that are located in the vicinity of those tissues. The dose assessment of a routine procedure (with no malfunctioning) results in the following maximal values for the equivalent doses to the most exposed tissues and for the whole body effective dose:

Equivalent doses:
Colon – 0.4 mSv.
Small intestine, Bladder, Uterus, Gonads - 0.02 mSv.
Stomach - 8x10-3 mSv.
Liver, Kidneys, Pancreas, Spleen - 1x10-3 mSv.
Effective  dose – 5.2x10-2 mSv.

Only about 14% of the effective dose is caused by photons that are essential for the imaging process. The rest of the dose is caused by higher energy photons that leak through the collimator.

The maximal local radiation dose is assessed to be about 23.4 mGy, under the conservative assumption that the capsule stays for 24 hours close to the same spot on the colon wall between two colon movements. This dose is lower by more than two orders of magnitude than the most relevant dose threshold (3 Gy to large areas of the skin for a 1% incidence of skin erythema). No deterministic effects (tissue reactions) are therefore expected.

In addition, the dose to the patient as a result of the following incidents was calculated:

1.	The source travels unshielded through the colon leading to a maximal effective dose of0.30 mSv.

2.	The travel duration of the capsule in the colon is extended to two weeks (instead of 72 hours), for which case the effective dose is estimated to be 0.19 mSv.

3.
The capsule remains nested on the colon wall and is not expelled. In this case the maximal local dose is 1.22 Gy. Although the dose is lower than the above mentioned threshold for deterministic effects, they cannot be ruled out.

According to the developer of the device, the probability of all the above mentioned incidents is very low.

The effective dose involved in the proposed imaging procedure is of the order of magnitude of the dose caused by a chest X-ray examination. It is much lower than the effective doses in conventional diagnostic radiology (radiography, fluoroscopy, CT) or nuclear medicine imaging processes.

Characteristic values of the effective dose in such procedures are: Radiography of the pelvis: 0.7 mSv.
CT imaging procedures: 2.3 - 10 mSv.
Nuclear Medicine (SPECT, PET): 1.0 - 6 mSv.

Under  conservative  assumptions  (the  LNT  theory),  the  radiation  risk  associated  with  the maximal effective dose expected in the imaging procedure under review (5.2x10-2 mSv) is of the order of 2x10-6, i.e. 20 additional lethal cancer cases among 10,000,000 (10 million) patients aged 50 or more undergoing the screening procedure (BEIR 2005, ICRP 1991).

This risk can be compared with the risk associated with well accepted cancer screening procedures such as mammography. According to an updated assessment by the NCRP (NCRP 2004), the risk of mammography screening is assessed to reach 100 additional death cases from breast cancer as a result of 10 million mammograms performed on women 40-50 years of age.

In conclusion, the radiation risk to the patient in the proposed procedure in routine operation is very low, in absolute terms as well as relatively to the radiation risk involved in conventional imaging procedures using X-rays (such as fluoroscopy and CT). The risk is also low when compared to the risk involved in established screening procedures such as mammography.

The low risk does not exempt the developers from the justification process required in every instance of medical exposure. As part of the process, one has to compare the radiation risk to the expected clinical benefit. In this comparison one has also to consider alternative imaging techniques that do not cause exposure to radiation, such as colonoscopy, US or MRI.

Respectfully yours,

Lior Epstein

Copies:
Jean Koch, Ph.D. Head of Radiation Safety Division, Soreq NRC.